FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Malone, John C. (Last) (First) (Middle) 12300 Liberty Boulevard (Street) Englewood, Colorado 80112 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Liberty Media Corporation L, LMC.B 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year April 3, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X   Director

  X   Officer (give title below)

  X   10% Owner

      Other (specify below)

Chairman of the Board

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Series B Common Stock	4/3/03		J(1)	V	15,488,310	A(1)	$10.185	49,178,899(1)(2)	D
Series B Common Stock								8,699,963(2)	I	By GRAT
Series B Common Stock								9,511,690(1)(2)	I	By GRAT
Series B Common Stock								12,204,124(2)	I	By GRAT
Series B Common Stock								20,000,000(2)	I	By GRAT
Series B Common Stock								3,409,436(2)	I	By Spouse(3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)  On April 3, 2003, a grantor retained annuity trust (the “GRAT”) distributed to the reporting person, as an annuity payment, an aggregate of 15,488,310 shares of Series B Common Stock (representing $157,748,434 in market value based on the average of the high and the low sale price of such shares on April 3, 2003).  The transfer of Series B Common Stock by the GRAT to the reporting person may be deemed to be a change in the form of beneficial ownership of the transferred shares.  (2)  Pursuant to a call agreement between the Issuer and the reporting person and his spouse, the Issuer has the right, under certain circumstances, to acquire Series B Common Stock owned by the reporting person and his spouse and their permitted transferees.  The shares transferred from the GRAT to the reporting person are subject to such right, as are the shares that remain in each GRAT.  (3)  The reporting person disclaims beneficial ownership of these shares, which are owned by his spouse.

/s/ John C. Malone ** Signature of Reporting Person	April 4, 2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002